

July 14, 2010

Lawrence E. Hyatt
Chief Financial Officer
O'Charley's Inc.
3038 Sidco Drive
Nashville, Tennessee 37204

> **Re:** **O'Charley's Inc.**
> **Form 10-K: For the Fiscal Year Ended December 27, 2009**
> **Filed on March 12, 2010**
> **File No. 000-18629**
> **Schedule 14A**
> **Filed on March 29, 2010**
> **File No. 000-18629**

Dear Mr. Hyatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the Year Ended December 27, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year 2009 Compared with Fiscal Year 2008, page28

1. We note your disclosure regarding the changes in guest count and average check. In addition to providing these percentages, please revise future filings to quantify the impacts of these changes on net revenues. For example, please revise future filings to

quantify the actual dollar amount of aggregate net revenue change during the period attributed to a change in guest count.

2.   We note that you discuss certain factors to which changes are attributable, but you do not quantify some of these factors. For example, you state that cost of food and beverages improved as a percentage of revenues due to lower commodity costs, as well as changes made to our product specifications and leveraging your theoretical food cost system, partially offset by higher discounts compared to the prior year, but you do not quantify each of the different factors. In future filings, please ensure that all material factors are analyzed and quantified to the extent practicable.

3.   Please explain to us what is meant by "leveraging our theoretical food cost system" and how this caused costs of food and beverages to decrease.

Item 8. Financial Statements and Supplementary Data

Revenues, page 46

4.   We note that you reduce restaurant operating expenses by the estimated percentage of gift cards sold that will not be redeemed. In future filings, to the extent material, please quantify these amounts.

Item 9A. Controls and Procedures, page 73

5.   Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). That is, you did not also indicate the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and please revise future filings to states management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e). Additionally, please provide us with a copy of your proposed revised disclosure.

Schedule 14A

Executive Compensation, page 10

6.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not
        necessary and describe the process you undertook to reach that conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        You may contact Aamira Chaudhry at 202-551-3389 for questions regarding the financial
statements and related matters or Tarik Gause at 202-551-3528 for questions regarding Schedule
14A. You may also call me at 202-551-3380.

                                              Sincerely,

                                              Lyn Shenk
                                              Branch Chief